BC FORM 51-102F3
MATERIAL CHANGE REPORT

UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1

Name and Address of Company:

PENINSULA RESOURCES LTD.

2110 - 1177 West Hastings Street

Vancouver

V6E 2K3

Item 2

Date of Material Change:

April 21, 2010

Item 3

News Release

News Release dated April 21, 2010 disseminated under section 7.1 of National Instrument 51-102

Item 4

Summary of Material Change

Closing of private placement.

Item 5

Full Description of Material Change

See attached News Release.

Item 6

Reliance on Section 7.1(2) OR (3) OF National Instrument 51-102

The Company is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

There is no omitted information.

Item 8

Senior Officers

Charles Ross, a Director of the Company, is knowledgeable about the material change and this report.  He can be contacted by telephone at (604) 688-5007 or by email at info@peninsula-resources.com

Item 9

Dated at Vancouver, British Columbia, April 21, 2010

“Charles Ross”

Charles Ross, Director and CFO

PENINSULA RESOURCES LTD.

2110 - 1177 West Hastings Street, Vancouver, BC V6E 2K3

Telephone: (604) 688-5007

Trading Symbol: PNU.H

N E W S    R E L E A S E

April 21, 2010

The Company wishes to announce that it has completed a private placement of 5,000,000 units at a price of $0.10 per Unit and has received the sum of $500,000.00 as net proceeds of the private placement.

Each Unit is comprised of one Common Share and one Share Purchase Warrant which entitles the holder to purchase an additional Common Share of the Company for $0.125 up to the close of business in Vancouver, British Columbia on April 21, 2011. The shares forming part of the Units or which may be exercised upon exercise of the warrants forming part of the units will be subject to a hold period expiring on August 22, 2010.

The net proceeds of the private placement will be used for general working capital.

ON BEHALF OF THE BOARD OF DIRECTORS

“Charles E. Ross”

Charles E. Ross, CFO

The TSX Venture Exchange has neither approved nor disapproved the contents hereof.